                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                                 ------------

                                 LEAPNET, INC.
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                  521862 10 2
                                 ------------
                      (CUSIP Number of Class Securities)

                               Stephen J. Tober
                                   SPR Inc.
                               2015 Spring Road
                                   Suite 750
                           Oak Brook, Illinois 60523
                                (630) 575-6200
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:

                            John L. MacCarthy, Esq.
                               Winston & Strawn
                             35 West Wacker Drive
                                  Suite 4200
                            Chicago, Illinois 60601

                                (312) 558-5600

                               January 27, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                 SCHEDULE 13D

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  CUSIP NO.521862 10 2
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      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SPR Inc.; FEIN:36-4079500
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [x]*
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      SEC USE ONLY
 3.
 ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5.
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
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                          SOLE VOTING POWER - 0
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER - 5,035,000
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER - 0
                     9.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER - 0
       WITH          10.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      5,035,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                           [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      35.4%
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      TYPE OF REPORTING PERSON - CO
14.
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*    As a result of Stockholders Agreements (collectively, the "Voting
Agreements"), dated as of January 27, 2000, between SPR Inc. and the following Leapnet, Inc. stockholders: Fredrick Smith, George Gier and R. Steven Lutterbach (individually, the "Stockholder" and collectively, the "Stockholders"), SPR Inc. may be deemed to be to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Voting Agreements are filed herewith and incorporated herein by reference.

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Item 1.  Security and Issuer.
         -------------------

         This Statement on Schedule 13D relates to shares of common stock ("Issuer Shares"), par value $0.01, of Leapnet, Inc., a Delaware corporation ("Issuer"). Issuer's principle executive offices are located at 420 West Hubbard Street, Chicago, Illinois 60610.

Item 2.  Identity and Background.
         -----------------------

         This Statement on Schedule 13D is being filed by SPR Inc., a Delaware corporation ("SPR"). SPR is a provider of information technology including: software modernization, mass change, application management, information delivery, software services and general consulting services. SPR's principal executive offices are located at 2015, Suite 750, Oak Brook, Illinois 60523.

         Other than executive officers and directors, there are no persons or entities controlling or ultimately controlling SPR.

         During the last five years neither SPR nor, to the best of SPR's knowledge, any of its executive officers and/or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Each officer and/or director of SPR is a citizen of the United States of America. The chart below sets forth the name, business address and present principal occupation of each executive officer and/or director of SPR.

------------------------------------------------------------------------------------
       Name                   Address                   Principal Occupation
------------------------------------------------------------------------------------
Robert M. Figliulo  2015 Spring Road, Suite 750  Chief Executive Officer and
                    Oak Brook, Illinois 60523    Chairman of the Board of SPR
------------------------------------------------------------------------------------
Stephen J. Tober    2015 Spring Road, Suite 750  Executive Vice President, Chief
                    Oak Brook, Illinois 60523    Operating Officer and Director
                                                 of SPR
------------------------------------------------------------------------------------
David A. Figliulo   2015 Spring Road, Suite 750  Executive Vice President and
                    Oak Brook, Illinois 60523    Director of SPR
------------------------------------------------------------------------------------
Ronald L. Taylor    One Tower Lane, Suite 1000   Director, President and Chief
                    Oak Brook Terrace,           Operating Officer of DeVry, Inc
                    Illinois 60181
------------------------------------------------------------------------------------
Sydnor W. Thrift,   Oriole Park at Camden Yards  Vice President Baseball Operations,
 Jr.                333 West Camden Yards        Baltimore Orioles
                    Baltimore, Maryland 21201
-----------------------------------------------------------------------------------
David P. Yeager     377 East Butterfield Road    Vice Chairman of the Board and
                    Suite 700                    Chief Executive Officer of Hub
                    Lombard, Illinois 60148      Group, Inc.
-----------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Voting Agreements were entered into by each Stockholder in consideration for SPR executing the Agreement and Plan of Merger (the "Merger Agreement"), dated January 27, 2000, between SPR, Issuer and a wholly-owned subsidiary of Issuer, Brassie Corporation (the "Merger Sub").

Item 4.  Purpose of Transaction.
         ----------------------

         The Voting Agreements were entered into as a condition of, and in consideration for, SPR's entering into the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to vote: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions.

         SPR and Issuer plan to effect a "merger of equals" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Pursuant to the Merger Agreement: (i) each share of SPR will be exchanged for 1.085 Issuer Shares, (ii) the certificate of incorporation of the surviving corporation shall be the same as the certificate of incorporation of SPR prior to the merger,
(iii) the bylaws of the surviving corporation shall be the same as the bylaws of the Merger Sub prior to the merger and (iv) the board of directors of the surviving corporation shall be a nine member classified board with Issuer designating five directors and SPR designating four directors.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

         SPR may be deemed to beneficially own 5,035,000 Issuer Shares, which consists of 35.4% of the issued and outstanding Issuer Shares, and to share voting power with respect to such Issuer Shares. Pursuant to the terms of the Voting Agreements, each Stockholder has agreed at any meeting of Issuer's stockholders, or pursuant to any written consent of stockholders in lieu of such meeting, to vote Issuer Shares held by him as of the relevant record date: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. Pursuant to the Voting Agreements, each Stockholder grants to SPR an irrevocable proxy to vote his Issuer Shares and appoints SPR's Board of Directors as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the respective Voting Agreement.

         No transactions in Issuer's Shares have been effected during the past 60 days by SPR other than the Merger Agreement and the Voting Agreements.

         The rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of each Stockholder's Issuer Shares remain with each respective Stockholder.

Item 6.  Contracts, Arrangements or Understandings with Respect to
         ---------------------------------------------------------
         Securities of the Company.
         -------------------------

         The contracts, arrangements, understandings or relationships with respect to the Issuer Shares consist of the Merger Agreement and the Voting Agreements relating thereto. The Voting Agreements are attached hereto as Exhibits and specifically incorporated by reference herein.

         Except for the Merger Agreement and the Voting Agreements, neither SPR nor, to the best of SPR's knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to Issuer Shares, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan agreements, option agreements, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Stockholder Agreement among the SPR, Issuer and Fredrick Smith, dated January 27, 2000, filed herewith.

         2. Stockholder Agreement among the SPR, Issuer and George Gier, dated January 27, 2000, filed herewith.

         3. Stockholder Agreement among the SPR, Issuer and R. Steven Lutterbach, dated January 27, 2000, filed herewith.

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                                  SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2000

                                         SPR INC.

                                              /s/ Stephen J. Tober
                                         By:  ______________________
                                              Name: Stephen J. Tober
                                              Title: Executive Vice President
                                                     and Chief Operating Officer